UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

Dundee Place, Suite 2501

1 Adelaide Street East

Toronto, Ontario

M5C 2V9, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

On November 3, 2010, HudBay Minerals Inc. filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (1) Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three and nine months ended September 30, 2010, (2) Interim Consolidated Financial Statements for the three and nine months ended September 30, 2010, (3) CEO Certification of Interim Filings, (4) CFO Certification of Interim Filings, and (5) a press release announcing the quarterly results for the third quarter of 2010.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•	Exhibit 99.1 – Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three and nine months ended September 30, 2010,

•	Exhibit 99.2 – Interim Consolidated Financial Statements for the three and nine months ended September 30, 2010,

•	Exhibit 99.3 – CEO Certification of Interim Filings,

•	Exhibit 99.4 – CFO Certification of Interim Filings, and

•	Exhibit 99.5 – press release announcing the quarterly results for the third quarter of 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC. (registrant)

Date: November 4, 2010	By:	/s/ H. MAURA LENDON
	Name:	H. Maura Lendon
	Title:	Senior Vice President, Corporate Services and Chief Legal Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three and nine months ended September 30, 2010

99.2	Interim Consolidated Financial Statements for the three and nine months ended September 30, 2010

99.3	CEO Certification of Interim Filings

99.4	CFO Certification of Interim Filings

99.5	Press release announcing the quarterly results for the third quarter of 2010